SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                Amendment no. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                            INLAND CAPITAL FUND, L.P.
                            (Name of Subject Company)

   MPF INCOME FUND 21, LLC; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6A, LLC; MP VALUE FUND 6, LLC; MPF SPECIAL FUND 8, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF DEWAAY
 PREMIER FUND, LLC; MPF DEWAAY FUND 2, LLC; MPF DEWAAY FUND 3, LLC; ACCELERATED
     HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; ACCELERATED HIGH YIELD
              INSTITUTIONAL FUND I, LTD., L.P.; MPF-NY 2005, LLC;
              MACKENZIE PATTERSON FULLER, INC.; and C.E. PATTERSON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
Christine Simpson                              Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.               MacKenzie Patterson Fuller, Inc.
1640 School Street                             1640 School Street
Moraga, California  94556                      Moraga, California  94556
(925) 631-9100 ext.224                         (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

           Transaction                                    Amount of
           Valuation*                                     Filing Fee

           $2,560,000.00                                  $301.31

* For purposes of calculating the filing fee only. Assumes the purchase of 8,000 Units at a purchase price equal to $320 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $301.31
         Form or Registration Number: SC TO-T
         Filing Party: MACKENZIE PATTERSON FULLER, INC.
         Date Filed:   2/23/2005


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF INCOME FUND 21, LLC; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6A, LLC; MP VALUE FUND 6, LLC; MPF SPECIAL FUND 8, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF DEWAAY PREMIER FUND, LLC; MPF DEWAAY FUND 2, LLC; MPF DEWAAY FUND 3, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD., L.P.; and MPF-NY 2005, LLC (collectively the "Purchasers") to purchase up to 8,000 Units of limited partnership interest (the "Units") in INLAND CAPITAL FUND, L.P. (the "Partnership"), the subject company, at a purchase price equal to $320 per Unit, less the amount of any distributions declared or made with respect to the Units between February 23, 2005 (the "Offer Date") and March 25, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 23, 2005 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. MacKenzie Patterson Fuller, Inc. and C.E. Patterson are named as "bidders" herein because each is deemed to control the Purchasers, but neither party is otherwise participating in the offer described in this schedule.

         In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

         Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

         The Partnership had 2,583 holders of record owning an aggregate of 32,337 Units as of March 22, 2004 and September 30, 2004, respectively, according to its annual report on Form 10-K for the year ending December 31, 2003 and the quarterly report on Form 10-Q for the quarter ending September 30, 2004, respectively. The Purchasers and their affiliates currently beneficially own no Units, or 0% of the outstanding Units. The 8,000 Units subject to the Offer constitute 24.74% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $2,560,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

         The address of the Partnership's principal executive offices is 2901 Butterfield Road, Oak Brook, Illinois 60523, and its phone number is 630-218-8000.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.
         --------

         (a)(1) Revised Offer to Purchase dated February 23, 2005

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 23, 2005

MPF INCOME FUND 21, LLC
MP VALUE FUND 6, LLC
MACKENZIE PATTERSON SPECIAL FUND 6, LLC
MACKENZIE PATTERSON SPECIAL FUND 6A, LLC
MP VALUE FUND 6, LLC
MPF SPECIAL FUND 8, LLC
MACKENZIE PATTERSON SPECIAL FUND 7, LLC
MPF DEWAAY PREMIER FUND, LLC
MPF DEWAAY FUND 2, LLC
MPF DEWAAY FUND 3, LLC
ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.
ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD., L.P.
MPF-NY 2005, LLC

By:      /s/ Chip Patterson
         -----------------------------------------------
         Chip Patterson, Vice President of Manager or general partner of each filing person

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         Chip Patterson, Vice President

C.E. PATTERSON

/s/ C.E. Patterson















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                                  EXHIBIT INDEX


Exhibit           Description

(a)(1)            Revised Offer to Purchase dated February 23, 2005